SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F   X    Form  40-F
                -----             -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                               -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No X
         ---    ---

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-      )
                                                       ------


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                                                                          SERONO




Media  Release



FOR  IMMEDIATE  RELEASE
-----------------------


                       SERONO ANNOUNCES MANAGEMENT CHANGE


GENEVA, SWITZERLAND, APRIL 29, 2004 - Serono (virt-x: SEO and NYSE: SRA) announced today that Mr. Allan Shaw has resigned, for personal reasons, from his position as Chief Financial Officer and member of the Executive Management Board at Serono International S. A.

Effective today, Mr. Jacques Theurillat will assume, on an interim basis and until a successor is identified, the responsibility as Chief Financial Officer, in addition to his current roles of Deputy Chief Executive Officer and President of European and International Sales & Marketing. He was previously Serono's CFO from 1996 until 2002.



                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###


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ABOUT  SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).




FOR MORE INFORMATION, PLEASE CONTACT:

CORPORATE  MEDIA  RELATIONS:     CORPORATE INVESTOR RELATIONS:
Tel:  +41 22 739 36 00           Tel:  +41 22 739 36 01
Fax:  +41 22 739 30 85           Fax:  +41 22 739 30 22
http://www.serono.com            Reuters:  SEO.VX / SRA.N
---------------------            Bloomberg:  SEO VX / SRA US

MEDIA  RELATIONS,  USA:          INVESTOR  RELATIONS,  USA:
Tel:  +1 781 681 2340            Tel:  +1 781 681 2552
Fax:  +1 781 681 2935            Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              SERONO  S.A.
                                              a  Swiss  corporation
                                              (Registrant)



April 29, 2004                           By:  /s/  Francois Naef
                                              -----------------------------
                                              Name:  Francois Naef
                                              Title: Secretary


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